NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium To Acquire European Distribution Network
April 10, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has entered into an exclusive agreement to acquire a 70 percent equity position in Common Market Fertilizers S.A. (“CMF”), one of Western Europe’s largest fertilizer distribution companies. CMF has annual sales revenues of $500 to $600 million, crop nutrient sales volumes of 2 to 2.5 million tonnes and an annual EBITDA of approximately $10-million.
The purchase price for 70 percent of the business is $16-million plus working capital of approximately $50-million. The transaction is expected to close in the second quarter of 2008, subject to concluding a definitive purchase and sale agreement, due diligence and regulatory approval. Oscar Geyer will remain as CEO of CMF, and will continue to hold an equity position in the company.
“This acquisition is a key step in our global wholesale distribution strategy. Europe will be a key end-market for product from our Egyptian nitrogen facility, which is currently under construction. CMF provides us with important access to major distribution assets across Europe, expansion of our sourcing footprint into Eastern Europe, as well as one of Europe’s most experienced teams in fertilizer logistics, distribution, purchasing and sales. Agrium will become one of the largest global distributors by combining volumes from our Egyptian production, our North American purchase for resale business and volumes from CMF, said Mike Wilson, Agrium’s President and CEO.”
CMF has developed a large base of 1,500 customers, including retailers and cooperatives, across Europe over the past 24 years. It operates through subsidiaries in France, Germany, Belgium, the UK, Italy and Bulgaria, and it also markets product in Spain, the Netherlands, Ireland, Greece, Denmark and South America. CMF owns and leases over 300,000 tonnes of dry and liquid storage at both port and inland sites across much of Europe. CMF’s head office is located in Brussels, Belgium. The privately-owned company currently has about 60 employees located across Europe.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Forward-Looking statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Company’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, general economic, market and business conditions, fluctuations in foreign exchanges, the negotiations and closing of the transaction and bringing the Egyptian nitrogen facility into production as planned. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com